United States Securities and Exchange Commission
Washington, DC

Attention:	Don Walker
Senior Assistant Chief Accountant

Dear Mr. Walker:

RE:	Quest Capital Corp.
Form 20-F/A For Fiscal Year Ended December 31, 2004
Filed July 5, 2005
File No. 0000-16778

We write further to your second comment letter dated January 3, 2006 (“the Second Comment Letter”).

We provide below our item-by-item responses to the comments made in the Second Comment Letter. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Note 18: United States Generally Accepted Accounting Standards General

1.

We note your response to our comment 7 of our letter dated September 28, 2005. Please revise your filing to include a note to the material differences between cash flows reported in a cash flow statement prepared in accordance with accounting principles generally accepted in the United States. Refer to Form 20-F General Instructions, Item 17(c)(2)(iii).

Further to the discussions between Ms. Susan Neale, Chief Financial Officer of Quest, and Ms. Margaret Fitzgerald of the Commission, we enclose Schedule A detailing the revised disclosure to be included in future filings for the differences between cash flows prepared under Canadian GAAP and cash flows under US GAAP.

Quest Capital Corp.
Suite 300, 570 Granville Street, Vancouver, BC Canada · Tel: 604-689-1428 · Toll Free: 800-318-3094 · Fax: 604-681-4692

(g) Development Property Expenditures

2.

We note your response to our comment 11 of our letter dated September 28, 2005. Please clarify how the asset impairment was accounted for under Canadian GAAP including the timing of the charge. Please reconcile this treatment to US GAAP and the $16.78 million positive reconciling item noted in Note 18(i).

Development property expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 3 in our notes to consolidated financial statements. In 2002, the deferred costs were written down as it was considered the project to which they related were impaired based on an independent valuation. We enclose Schedule B which shows the continuity of development property expenditures for CDN and US GAAP purposes. For US GAAP purposes expenditures incurred prior to 2001 and in 2002 would have been expensed and no amounts would have been recorded on the balance sheet. Hence the $16.78 million positive reconciling item noted in Note 18(i) in 2002 when the deferred costs for CDN GAAP were written down.

We confirm that we are not filing amended financial statements based on the advice of the examiner and will revise our future filings, beginning with the Form 20-F for the period ending December 31, 2005, as appropriate.

Please contact Susan Neale at 604-689-1428 if you have additional questions or wish to discuss any of the Company’s responses further.

Yours truly,
Quest Capital Corp.

/s/ Susan Neale
Susan Neale
Chief Financial Officer

\encl.

Quest Capital Corp.
Suite 300, 570 Granville Street, Vancouver, BC Canada · Tel: 604-689-1428 · Toll Free: 800-318-3094 · Fax: 604-681-4692